May 18, 2005

via U.S. mail

Dean Weber
President and Chief Executive Officer
One Voice Technologies, Inc.
6333 Greenwich Drive, Suite 240
San Diego, California 92122

Re:	One Voice Technologies, Inc.
	Registration Statement on Form SB-2
	Filed April 18, 2005
	File No. 333-124132

	Form 10-KSB for fiscal year ended December 31, 2004
	Form 10-QSB for the quarterly period ending March 31, 2005
	File No. 0-27589

Dear Mr. Weber:

	This is to advise you that we have conducted a limited review of the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should respond to the comments to your Exchange Act filings as soon as possible and not later than May 31, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

General
1. Update your financials statements pursuant to Item 310(g) of Regulation S-B as required by Item 22 of Form SB-2.
2. Based upon our review of the form of convertible note issued in connection with the March 18, 2005 private placement, including
Section 2.1 and the Notice of Conversion, are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of your common stock? If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may not be used to sell such shares. In addition, it appears that the form of the note attached as Exhibit
4.2 to your Form 8-K filed March 24, 2005 inadvertently repeats the first page of the note several times. Please file a correct version of the note, or confirm that the original note contains this text.

Signature Page
3. Your registration statement must be signed by your controller or principal accounting officer in addition to your principal executive officer, principal financial officer and a majority of your board of directors. If the same person discharges both functions, please indicate each of the capacities in which the signature is provided.
Revise accordingly.
Form 10-KSB
4. Your disclosure regarding your internal control over financial reporting indicates that there have been "no significant changes" in your "internal controls or in other factors that could affect internal controls during [y]our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, [y]our internal controls over financial reporting." Consistent with the requirements of Item 308(c) of Regulation S-K, please confirm on a supplemental basis whether there has been "any change" in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 of the
Exchange Act that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Confirm you will include such disclosure in future filings. See Item 308(c) of Regulation S-B and Release 33-8238.

Form 10-QSB
5. It appears that you have not included the disclosure required by
Part I of Item 3 (Controls and Procedures) of Form 10-QSB. Amend your Form 10-QSB to include such information, including the information discussed in the preceding comment.

*  *  *  *  *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services
cc:	P. Hindin
      via facsimile
Darrin M. Ocasio, Esq.
	(F) (212) 930-9725


One Voice Technologies, Inc.
May 18, 2005
page 1